Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D and any amendments to it with respect to the Common Stock, par value $0.001 per share, of GPS, Industries, Inc., and further agree that this Joint Filing Agreement be included as an Exhibit to those joint filings.

Dated: January 8, 2007

ISTITHMAR PJSC

By:	/s/ Alan Rogers
Name:	Alan Rogers
Title:	Chief Executive Officer, Istithmar Real Estate and Director, Istithmar PJSC

LEISURECORP LLC

By:	/s/ David Spencer
Name:	David Spencer
Title:	Chief Executive Officer